Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

07028822

December 20, 2007

<u>By Federal Express</u>

2007 DEC 27

U.S. Securities and Exchange Commission

Office of International Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

SUPPL

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

On behalf of Sumitomo Corporation (the "<u>Company</u>"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "<u>Rule</u>") under the Securities Exchange Act of 1934, as amended (the "<u>Exchange Act</u>").

Enclosed herewith please find the following document:

1. Press Release dated December 20, 2007 [English translation].

PROCESSED
JAN 0 2 2008
THOMSON FINANCIAL

dw 12/28

Sumitomo Corporation
1-8-11, Harumi Chuo-ku, Tokyo 104-8610 Japan

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata

Corporate Officer,

General Manager of the Investor Relations Dept.

Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

December 20, 2007

Company Name: Sumitomo Corporation
President and CEO: Kato Susumu
(Stock Ticker No. 8053, Tokyo Stock Exchange 1st Section)
Contact: Iba Mitsuru, General Manager
Corporate Communication Department
Phone: +81-3-5166-3089

To whom it may concern:

Notice Concerning a Transfer of a Subsidiary's Business by Corporate Divestiture

At a meeting of the Board of Directors of Sumitomo Corporation held today, the Board of Directors resolved to transfer an investment and financing business (hereinafter, "the Business") from its wholly owned subsidiary, Petro Summit Investment Corporation (Japan) (hereinafter, "Petro Summit Investment") to Sumitomo Corporation by a corporate divestiture, effective from March 1, 2008 (hereinafter, "the Corporate Divestiture"). The details are set out below. Since the Corporate Divestiture is a simplified divestiture of a consolidated subsidiary's business to a successor entity that is its parent, the disclosures below are limited.

1. Objective of the Corporate Divestiture
   Under the Corporate Divestiture, the Business will be transferred from Petro Summit Investment to Sumitomo Corporation. With Sumitomo Corporation focused on investing in oil development in the territories of the United Kingdom, the United States and Norway, and Petro Summit Investment concentrating its expertise on developing technology for oil development and performance monitoring services, management believes that the Corporate Divestiture will improve business efficiency and achieve more flexible business operations at both companies.

2. Outline of Corporate Divestiture
   (1) Schedule of Corporate Divestiture

Resolution passed by Board of Directors	December 20, 2007
Conclusion of Corporate Divestiture Agreement	December 26, 2007 (proposed)
Effective Date of Corporate Divestiture	March 1, 2008 (proposed)

* The Corporate Divestiture will be carried out pursuant to the provisions of Article 796, Paragraph 3 of the Company Law of Japan (simplified divestiture of a business to a

successor entity), and therefore will not need to be approved by a resolution of Sumitomo Corporation's shareholders passed at an Ordinary General Meeting. Furthermore, the Corporate Divestiture will be carried out pursuant to the provisions of Article 784, Paragraph 1 of the Company Law of Japan (summary divestiture of a business to the successor entity), and therefore will not need to be approved by a resolution of Petro Summit Investment's shareholders passed at an Ordinary General Meeting.

(2) Procedure for Corporate Divestiture

Under the scheme, Petro Summit Investment, the divesting entity, shall spin off and transfer the Business to Sumitomo Corporation, the successor entity.

(3) Changes in Paid-up Capital

There will be no change in Sumitomo Corporation's paid-up capital as a result of the Corporate Divestiture.

(4) Treatment of New Share Reservation Rights and Bonds with New Share Reservation Rights

Petro Summit Investment has not issued any new share reservation rights nor has it issued any bonds with new share reservation rights.

(5) Rights and Obligations to Be Acquired or Assumed by Successor Entity

Sumitomo Corporation shall acquire or assume all assets, liabilities, licenses and contractual rights and obligations related to the Business. Sumitomo Corporation's assumption of the debt related to the Business shall be done without recourse to Petro Summit Investment.

(6) Fulfillment of Obligations

Sumitomo Corporation and Petro Summit Investment will be able to perform or fulfill all obligations of the Business after the effective date of the Corporate Divestiture.

3. Summary of Parties Concerned

(As of March 31, 2007)

(1)	Name of Corporation	Sumitomo Corporation (Successor Entity)	Petro Summit Investment Corporation (Japan) (Divesting Entity)
(2)	Business	Integrated trading company	Development of oil and natural gas
(3)	Date of Establishment	December 24, 1919	June 24, 1982
(4)	Headquarters	1-8-11, Harumi, Chuo-ku, Tokyo	1-8-12, Harumi, Chuo-ku,

			Tokyo
(5)	Title and Name of Representative	President and CEO Motoyuki Oka	President and CEO Tomita Kazufumi
(6)	Paid-up Capital	219,279 million yen	490 million yen
(7)	Number of Shares of Common Stock in issue	1,250,602,867 shares	245,000 shares
(8)	Net Assets	1,473,128 million yen	310 million yen
(9)	Total Assets	8,430,477 million yen	60,513 million yen
(10)	Business Term	March 31	March 31
(11)	Major Shareholders & Percentage of Shares of Common Stock held by them	The Master Trust Bank of Japan, Ltd. (Trust Account) 8.68% Japan Trustee Services Bank, Ltd. (Trust Account) 7.45% Japan Trustee Services Bank, Ltd. (Trust Account 4) 3.22% Mitsui Sumitomo Insurance Co., Ltd. 2.66% Sumitomo Life Insurance Company 2.47% State Street Bank and Trust Company 505103 1.64% The Dai-ichi Mutual Life Insurance Company 1.43% Nippon Life Insurance Company 1.32% State Street Bank and Trust Company 1.29% Nomura Securities Co., Ltd. 1.26%	Sumitomo Corporation 100%

Note: The paid-up capital, net assets and total assets in the above table are consolidated figures. The

figure for the net assets of Sumitomo Corporation in the above table is the shareholders' equity figure shown in Sumitomo Corporation's consolidated balance sheet (U.S. GAAP basis).

4. Summary of the Business

(1) The Business is an investment and financing business conducted through a subsidiary that holds oil field interests in the territories of the United Kingdom, the United States and Norway.

(2) Results of the Business (FY2006)
Revenues: 22,024 million yen

(3) Assets and Liabilities to Acquired or Assumed (As of September 30, 2007)

Assets:	
Stocks of related companies	24,731 million yen
Liabilities:	
Loan payable	19,359 million yen
Loss provision of related companies business	2,844 million yen

5. Status of Listed Company after the Corporate Divestiture

(1)	Name of Corporation	Unchanged
(2)	Business	Unchanged
(3)	Headquarters	Unchanged
(4)	Title and Name of Representative	Unchanged
(5)	Paid-up Capital	Unchanged
(6)	Business Term	Unchanged

(7) Effect on Business Results
This Corporate Divestiture will not have any impact on the consolidated business results of Sumitomo Corporation.

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